EXHIBIT 99.9

Press Release

Uganda: Termination of the Agreement with Tullow

Paris, August 29, 2019 - On January 9, 2017, Total and Tullow entered into a Sale and Purchase Agreement (SPA) whereby Total would acquire 21.57% out of Tullow’s 33.33% interest in the Lake Albert licenses. CNOOC exercised its right to pre-empt 50% of the transaction. As a result, Total and CNOOC would have each increased their interest to 44.1% while Tullow would have kept 11.8%.

Since 2017, all parties have been actively progressing the SPA. However, despite diligent discussions with the authorities, no agreement on the fiscal treatment of the transaction has been reached. The deadline for closing the transaction has been extended several times, clearly demonstrating the endeavors of the parties to find an agreement. The final deadline will be reached at the end of today, August 29, 2019, and as such, the Acquisition Agreement will be automatically terminated.

"Despite the termination of this agreement, Total together with its partners CNOOC and Tullow will continue to focus all its efforts on progressing the development of the Lake Albert oil resources. The project is technically mature and we are committed to continuing to work with the Government of Uganda to address the key outstanding issues required to reach an investment decision. A stable and suitable legal and fiscal framework remains a critical requirement for investors", declared Arnaud Breuillac, President Exploration & Production of Total.

Total’s interest will therefore remain at 33.3% on blocks EA1, EA2 and EA3 prior to the 15% national company back-in, Total being operator of the block EA1 which contains the largest part of the reserves. Total keeps the right to pre-empt any future transactions, in case any party divests part or all of its interest.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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